PathFinder
BANCORP, INC.

Investor Presentation

February 2013

Thomas W. Schneider
President & CEO

Forward Looking Statements

This presentation contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements can generally be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Statements in this document that are not strictly historical are forward-looking and are based upon current expectations that may differ materially from actual results. These forward-looking statements involve risks and uncertainties that could cause the actual results to differ materially from those anticipated by the statements made herein.

These risks and uncertainties involve general economic trends, changes in interest rates, competition, the quality and composition of the loan and investment portfolios, deposit flows, substantial changes in financial markets, changes in real estate value and the real estate market, results of regulatory examinations, regulatory changes, possibility of unforeseen events affecting the industry generally, the uncertainties associated with newly developed or acquired operations, the outcome of pending litigation, market disruptions, effects of terrorist activities, and other potential factors. Pathfinder Bancorp, Inc. undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unforeseen events.

Corporate Overview

Company Overview	
Bank Name	Pathfinder Bank
Headquarters	Oswego, NY
Date Established - IPO Date	3/4/1859 – 11/16/1995
Depository Branches	8

Summary Financials (12/31/2012)	
Total Assets	$477.8 MM
ROAA (LTM)	0.57%
ROATCE (LTM)	6.69%
Efficiency Ratio (LTM)	77.48%
TCE / TA	5.04%

Pathfinder Branch Map



Lake Ontario
Rochester
NEW YORK
Syracuse
Oneida Lake
Otisco Lake
Boonville Gorge State Park
Black
PBHC Branches

Top 3 Branches[1] by Deposits Location (Address, City)	2012 Deposits ($000s)	2011 Deposits ($000s)	2007 – 2012 Growth Rate (%)
214 W. First St., Oswego	141,365	110,926	61.4
5 W. First St. S., Fulton	50,607	45,535	48.8
6194 State Rt. 31, Cicero	43,492	28.895	NA

PathFinder BANCORP, INC.

Source: SNL Financial
Branch-level deposit composition data as of 6/30/12

Stock Overview: PBHC

❖ Price:	$10.50
❖ Dividend:	$0.12
❖ Current Dividend Yield:	1.14%
❖ Market Capitalization:	$27.5 million
❖ 52 Week High / Low:	$11.00 / $8.80
❖ Price / 2012 EPS:	12.1x
❖ Price / Fully-Converted Tangible Book[1]:	72.6%

PathFinder BANCORP, INC.

Market data as of January 31, 2013; Source: SNL Financial

(1) Fully-converted tangible book value defined as CMV/ [(CMV * MHC Shares * Estimated Net Proceeds) + Tangible Common Equity] / Total Shares Outstanding

Experienced Management Team

Thomas "Tom" Schneider - President & CEO

- Former EVP and CFO of Pathfinder Bancorp, Inc., Pathfinder Commercial Bank, Pathfinder REIT and Whispering Oaks, all subsidiaries of the bank
- 24 years of financial services experience

James "Jim" Dowd – Senior VP & CFO

- Employed with Pathfinder Bank since 1994
- Previously a CPA with Coopers & Lybrand (PricewaterhouseCoopers LLP) for six years

Ronald "Ron" Tascarella – Senior VP & CCO

- Employed with Pathfinder Bank since 2006
- Previously SVP of Oswego County National Bank

Board of Directors

Janette Resnick
Chairman of Pathfinder Bancorp, Inc. & former Executive Director of Oswego County Opportunities

William Anson Barclay
Partner – Hiscock and Barclay, LLP

Christ R. Burritt
President & GM of R.M. Burritt Motors, Inc.

John Funiciello
Owner of JF Real Estate

George P. Joyce
Owner of Laser Transit, Ltd.

David A. Ayoub
Partner at Bowers & Co. CPAs Tax Department

L. William Nelson Jr.
Owner of Nelson Funeral Home

Thomas W. "Tom" Schneider
President & CEO of Pathfinder Bancorp, Inc.

Corte J. Spencer
Retired CEO & Administrator of Oswego Hospital

Lloyd A. "Buddy" Stemple
Retired VP and GM of Novelis Specialty Products

PathFinder BANCORP, INC.

Pathfinder Bancorp Company Highlights

- 7.0% year-over-year deposit growth vs. 1.9% deposit growth in the Syracuse MSA[1]
  - Disenfranchised customers as a result of local acquisitions and those exiting the market
  - Successful branch opening strategy
- Continued organic loan growth through turbulent market cycles
  - 7.5% compound annualized growth rate since 2008
- Solid earnings performance for 2012
  - ROAA: 0.57%
  - ROAE: 6.69%
- Strong asset quality in-line with regional peers[2]
- Experienced management team with 77 years of combined banking experience
- $6.8 million in TARP repaid with $13.0 million in SBLF funding on September 6, 2011
  - Warrant redeemed on February 1, 2012

PathFinder BANCORP, INC.

(1) Based on branch-level deposit comparison data as of 6/30/12 provided by SNL Financial
(2) Regional peers include major exchange traded New York and Pennsylvania banks and thrifts with assets between $250 and $600 million

Strategic Initiatives

- Focus on expanding opportunities in Central New York
- Focusing on under-served small business markets (Onondaga county branch opening)
- Increasing revenues through insurance Product Offerings
- Improving operating efficiencies and effectiveness
- Acquisition of disenfranchised customers and employees as a result of market consolidation

Focus on growing the Pathfinder brand while maximizing shareholder value

PathFinder BANCORP, INC.

Loan Composition[1]


December 2008
11%
12%
54%
22%
December 2012
7%
16%
52%
24%
Residential Real Estate
Construction
Commercial Real Estate
Commercial Loans
Consumer Loans

Total Loans: $249.0 Million

Total Loans: $333.8 Million

7.5% compound annualized growth rate since 2008

PathFinder BANCORP, INC

(1) Loan composition breakouts are bank-level

Strong Asset Quality

(Nonaccrual & 90+ & OREO)/ Assets


1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.75%
0.67%
1.54%
1.25%
1.25%
2008
2009
2010
2011
2012*

Nonaccrual Loans/ Loans


2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
0.93%
0.88%
2.08%
1.55%
1.66%
2008
2009
2010
2011
2012*

Reserves/ Loans


1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.99%
1.17%
1.28%
1.31%
1.35%
2008
2009
2010
2011
2012

Net Charge-Offs/ Average Loans


0.40%
0.35%
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
0.02%
0.11%
0.18%
0.21%
0.10%
2008
2009
2010
2011
2012

Regional Peer Group Median

PathFinder BANCORP, INC.

*Indicates bank-level ratio for Pathfinder
YTD information for Regional Peers used where 2012 year end data is unavailable

Deposit Composition[1]

December 2008


21%
30%
49%

Transaction
MMDA & Savings
Time

Total Deposits: $270.0 Million

December 2012


23%
36%
41%

Total Deposits: $393.8 Million

9.9% compound annualized growth rate since 2008

(1) Deposit composition breakouts are bank-level

PathFinder BANCORP, INC.

Deposit Market Rank by County

- *#1 market share holder in Oswego County, New York*

Oswego, NY

2012 Rank	Institution (ST)	2012 Deposits ($000)	2012 Market Share (%)
1	**Pathfinder Bancorp Inc. (MHC) (NY)**	**404,767**	**33.64**
2	Fulton Savings Bank (NY)	201,607	16.76
3	Community Bank System Inc. (NY)	156,554	13.01
4	Bank of America Corp. (NC)	144,841	12.04
5	NBT Bancorp Inc. (NY)	141,942	11.80
6	KeyCorp (OH)	114,486	9.52
7	JPMorgan Chase & Co. (NY)	38,510	3.20
8	Woodforest Financial Grp Inc. (TX)	425	0.04
	Total For Institutions In Market	**1,203,132**	

- *Meaningful penetration into Onondaga County, New York in a short timeframe*

Onondaga, NY

2012 Rank	Institution (ST)	2012 Deposits ($000)	2012 Market Share (%)
1	M&T Bank Corp. (NY)	2,475,309	29.09
2	KeyCorp (OH)	1,616,652	19.00
3	First Niagara Finl Group (NY)	808,072	9.50
4	JPMorgan Chase & Co. (NY)	658,096	7.73
5	Solvay Bank Corp. (NY)	583,188	6.85
6	Bank of America Corp. (NC)	572,103	6.72
7	Berkshire Hills Bancorp Inc. (MA)	484,424	5.69
8	Geddes FS&LA (NY)	414,026	4.87
9	NBT Bancorp Inc. (NY)	390,900	4.59
10	RBS	228,559	2.69
11	Seneca FS&LA (NY)	117,215	1.38
12	**Pathfinder Bancorp Inc. (MHC) (NY)**	**43,998**	**0.52**
13	Fulton Savings Bank (NY)	40,048	0.47
14	Lyons Bancorp Inc (NY)	33,341	0.39
15	Community Bank System Inc. (NY)	28,824	0.34
	Total For Institutions In Market	**8,509,314**	

PathFinder BANCORP, INC.

Source: SNL Financial
Branch-level deposit comparison data as of 6/30/12

Pathfinder Deposit Growth Outpaces Syracuse Market

- Pathfinder's deposit growth has outpaced the deposit growth of the Syracuse metropolitan statistical area

	Pathfinder Bancorp	Syracuse, NY MSA[1]
YoY Deposit Growth 2012	7.0%	1.9%
5-Year Deposit CAGR 2007 - 2012	8.4%	3.7%
Active Branches	8	193

PathFinder BANCORP, INC.

Source: SNL Financial

[1] Based on branch-level deposit comparison data as of 6/30/12

Continued Capital Growth and Stability



Tangible Equity ($000)
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
4.49%
6.90%
6.61%
7.74%
7.79%
$15,655
$25,398
$26,752
$34,001
$36,907
2008
2009
2010
2011
2012
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
Tangible Equity / Tangible Assets

Financial Performance

Return on Average Assets


0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
0.11%
0.45%
0.64%
0.55%
0.57%
2008
2009
2010
2011
2012

Return on Average Tang. Common Equity


12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
2.07%
8.86%
9.90%
6.09%
9.72%
2008
2009
2010
2011
2012

Net Interest Margin


4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.43%
3.56%
3.73%
3.76%
3.50%
2008
2009
2010
2011
2012

PathFinder BANCORP, INC.

YTD information for Regional Peers used where 2012 year end data is unavailable

Regional Peer Group Median

Financial Performance

Noninterest Expense / Average Assets[1]



3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.89%
2.89%
2.87%
3.04%
2.89%
2008
2009
2010
2011
2012

Efficiency Ratio



90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
72.0%
73.9%
71.3%
77.6%
77.5%
2008
2009
2010
2011
2012

Total Revenue / Total Expenses[2]



160%
140%
120%
100%
80%
60%
40%
20%
0%
136.2%
139.7%
143.6%
131.0%
121.9%
2008
2009
2010
2011
2012

Regional Peer Group Median

PathFinder BANCORP, INC.

(1) Core expense / average assets shown for Pathfinder
(2) Total core revenue / total core expenses shown for Pathfinder
YTD information for Regional Peers used where 2012 year end data is unavailable

Creating Shareholder Value – Relative Two Year Price Performance



Relative Price Change (%)
40.00
30.00
20.00
10.00
0.00
(10.00)
(20.00)
(30.00)
Relative Change: 25.0%
Relative Change: (0.94%)
1/31/2011
3/8/2011
4/12/2011
5/18/2011
6/23/2011
7/29/2011
9/2/2011
10/10/2011
11/14/2011
12/20/2011
1/27/2012
3/5/2012
4/10/2012
5/15/2012
6/20/2012
7/26/2012
8/30/2012
10/5/2012
11/13/2012
12/19/2012
1/28/2013
PBHC
SNL U.S. Thrift

Creating Shareholder Value – Tang. Common Equity Growth



Tangible Common Equity Growth ($000)
CAGR: 11.2%
$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$15,655
$19,297
$20,527
$21,001
$23,907
2008
2009
2010
2011
2012

Regional Peer Group

Major Exchange Traded New York and Pennsylvania Banks and Thrifts with Assets Between $250 and $600 Million

Company	Ticker	City	State
Elmira Savings Bank	ESBK	Elmira	NY
Prudential Bancorp, Inc. of Pennsylvania (MHC)	PBIP	Philadelphia	PA
Emclaire Financial Corp.	EMCF	Emlenton	PA
Lake Shore Bancorp, Inc. (MHC)	LSBK	Dunkirk	NY
Alliance Bancorp, Inc. of Pennsylvania	ALLB	Broomall	PA
NorthEast Community Bancorp, Inc. (MHC)	NECB	White Plains	NY
Standard Financial Corp.	STND	Monroeville	PA
VSB Bancorp, Inc.	VSBN	Staten Island	NY
FedFirst Financial Corporation	FFCO	Monessen	PA
Polonia Bancorp, Inc.	PBCP	Huntingdon	PA
WVS Financial Corp.	WVFC	Pittsburgh	PA

Thank You For Your Interest In:

PathFinder
BANCORP, INC.

Corporate Headquarters

214 West First Street
Oswego, NY
13126